

December 18, 2012

Via E-Mail
Mr. Robert Wilson
Chief Executive Officer
The Providence Service Corporation
64 East Broadway Blvd.
Tucson, Arizona 85701

>   **Re: The Providence Service Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
>   **Filed November 9, 2012**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed July 16, 2012**
>   **File No. 001-34221**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 1. Basis of Presentation, Description of Business, Significant Accounting Policies and Critical Accounting Estimates, page 74

Accounts Receivable and Allowance for Doubtful Accounts, page 76

1.   Considering the significant amount of accounts receivable you have recorded at December 31, 2011 in relation to total assets and the significant impact changes in your

accounts receivable balance have had on operating cash flows, please explain the following:

- You state on page 77 that under certain contacts, billings do not coincide with the amount of revenue recognized. Tell us the nature of these contracts and why they differ from your other contracts and quantify the amount of revenue recognized during each period that relates to unbilled receivables,

- Further you state on page 77 that unbilled amounts are "considered" current when billed which "generally" occurs within one year form the date of service. To the extent you have had amounts billed after one year of service, please explain the reasons, quantify these amounts and tell us why revenue recognition was appropriate; and

- On page 57 you discuss how you may allow managed entities to "defer payment" of their management fees. Please explain the nature of these arrangements including the standard payment terms and deferred or extended payment terms (e.g. 30, 60, 90 days) and how much of your accounts receivable balance and sales relate to extended payment terms. Tell us how you determined that these fees, with extended payment terms, are fixed and determinable and revenue recognition is appropriate. Also tell us if you are experiencing collectability problems and how much of the December 31, 2011 accounts receivable balance has been collected to date.

Form 10-Q for the Quarter Ended September 30, 2012

Financial Statements, page 3

New and Pending Accounting Pronouncements, page 8

New Accounting Pronouncements, page 8

2. Please provide the information required by FASB ASC 954-310-50-3 and ASC 954-605-50-4 or tell us why you believe this guidance does not apply to you.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 19

3. Please confirm that in future filings you will provide the disclosure required by Item 404(a) of Regulation S-K. We direct your attention to note 18 to the financial statements of the Form 10-K for the fiscal year ended December 31, 2011, which includes information about management services provided to Maple Star Colorado.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining